Ropes & Gray LLP
One International Place
Boston, MA
(617) 951-7000
Thomas R. Hiller
617-951-7439
617-235-0460 fax
thomas.hiller@ropesgray.com
December 30, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Laura Hatch
Re: GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On July 27, 2009, Laura Hatch of the staff of the Securities and Exchange Commission (the “SEC”) called Sarah Clinton of Ropes & Gray LLP to comment on the February 28, 2009 Annual Reports for Management Companies (the “Annual Reports”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on May 6, 2009 for each series of the Trust then in operation (each, a “Fund” and collectively, the “Funds”).
All but one comment regarding the Annual Reports were addressed to Ms. Hatch’s satisfaction in a written response letter provided via EDGAR on August 26, 2009. During a subsequent conversation among Ms. Hatch and Thomas R. Hiller and Sarah Clinton of Ropes & Gray LLP, the Trust’s legal counsel, Ms. Hatch requested further response via EDGAR correspondence regarding the one remaining comment, as noted below.
Staff Comment:
Please provide additional information regarding the Trust’s practice of assessing redemption fees for an indefinite period following purchase of shares of certain Funds, including the Trust’s view as to whether the practice conforms with Rule 22c-2 under the 1940 Act (“Rule 22c-2”).

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Response:
Background. As disclosed in the Trust’s Prospectus, the Trust uses redemption fees (and purchase premiums) to help offset estimated portfolio transaction costs and other related costs (e.g., stamp duties and transfer taxes) incurred by certain Funds as a result of shareholder redemption activity by allocating those estimated costs to the shareholder causing the activity. The Trust’s redemption fees are designed to treat all shareholders equitably, and are paid to the relevant Fund, not the Fund’s investment adviser. The use of these fees helps to protect the Funds’ continuing shareholders from dilution of value when other shareholders choose to redeem.
Importantly, the amount of these costs is not affected by the length of time a redeeming investor has been in the Fund. Indeed, restricting the application of the redemption fee to a limited number of days following purchase would cause remaining shareholders to bear the economic costs of redemption activity — an outcome contrary to the Funds’ objective of offsetting these costs and protecting continuing shareholders from dilution.
The Trust’s shareholders are sophisticated, predominantly institutional, investors. Shares of the Funds generally are available for purchase only to investors with total investments of $10 million or more in the Trust. The Trust believes that its shareholders understand the redemption fees and appreciate the role they serve in protecting long-term investors. Unlike typical retail funds that receive many offsetting purchase and redemption requests each day, the Trust tends to process far fewer transactions but with a much larger average transaction size. The Trust’s redemption fee structure allows the Trust to allocate these transaction costs (which can be significant) to the redeeming shareholder as opposed to spreading them across (and potentially diluting) the entire shareholder base.
The Trust’s redemption fee practice is longstanding and fully-disclosed — and the Trust has never waived the fee simply because the redeeming shareholder has been in the Fund for a long period of time.1 Various GMO Funds have imposed redemption fees in this manner since the Trust’s inception in 1985. The Trust’s redemption fee practices have been described in many SEC filings both prior and subsequent to the SEC’s adoption of Rule 22c-2, including registration statements filed with the SEC from the Trust’s inception through the present. The Trust’s use of redemption fees to offset transaction costs also was described in the Trust’s October 7, 1986 and November 14, 1986 applications for an exemptive order relating to affiliated in-kind purchases and redemptions. In that case, the terms of the Trust’s redemptions fees (and purchase premiums), and the legal basis therefore, were specifically explained in a November 4, 1986 letter from Ropes & Gray to George Martinez of the Staff and that explanation was a condition to the issuance of the notice of exemptive order. More recently, the Trust explained why it does not limit application of redemption fees to a

[1]	Pursuant to Rule 22c-2, the Trust also has a policy to not honor requests for purchases by shareholders identified as persistently engaging in frequent trading strategies, including market timing, that could be harmful to a fund and its shareholders.

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specified holding period in a March 9, 2009 letter to Mary Cole of the Staff (responding to comments on Post-Effective Amendment No. 131/165 to the Trust’s registration statement).
Legal Analysis. Rule 22c-2 was adopted pursuant to the SEC’s authority under Section 22(c) of the 1940 Act to adopt rules “for the purpose of eliminating or reducing so far as reasonably practicable any dilution of the value of other outstanding securities of [a fund] or any other result of [a] purchase, redemption, or sale which is unfair to holders of such other outstanding securities.” Rule 22c-2 provides, in relevant part, that “it is unlawful for any fund issuing redeemable securities . . . to redeem a redeemable security issued by the fund within seven days after the security is purchased” unless it complies with a series of requirements, including that:
“the fund’s board of directors, including a majority of directors who are not interested persons of the fund, must either . . . approve a redemption fee, in an amount (but no more than two percent of the value of shares redeemed) and on shares redeemed within a time period (but no less than seven calendar days), that in its judgment is necessary or appropriate to recoup for the fund the costs it may incur as a result of those redemptions or to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the fund . . . or . . . determine that imposition of a redemption fee is either not necessary or not appropriate.”
Rule 22c-2 does not, by its terms, require a redemption fee to expire after a maximum specified number of days after the purchase of fund shares, nor does it restrict a fund’s board of trustees from determining that the fee should apply for an indefinite time period. Rather, it requires a board to approve a redemption fee on shares redeemed “within a time period” that in the board’s judgment is necessary or appropriate to recoup costs or eliminate or reduce dilution. Rule 22c-2 does not impose a maximum time period after which the fee cannot be charged, and any attempt to read into such a requirement into the rule would contradict, and severely limit, the many explicit statements of the SEC that it intended to empower fund boards to determine how best to implement the fee. For example, the adopting release for Rule 22c-2 (Investment Company Release No. 26782 (March 11, 2005)) (the “Adopting Release”) states that “[the Rule] permits each board to take steps it concludes are necessary to protect its investors, and provides the board flexibility to tailor the redemption fee to meet the needs of the fund.”
Further, we note that the SEC specifically considered whether to impose a maximum holding period, and determined not to do so. The proposing release for Rule 22c-2 (Investment Company Release No. 26375A (March 5, 2004)) (the “Proposing Release”) states that “the rule would not preclude a fund from instituting a holding period longer than five days.” In addition, the Proposing Release specifically inquired as to whether, instead of setting only a minimum holding period, the rule should also set a maximum holding period for any redemption fee.2 Neither the final rule nor the Adopting Release reflects any further discussion of this possibility, suggesting that the SEC decided against it. The Adopting Release simply notes that Rule 22c-2 “permits a fund board that

[2]	This was a question posed for commenter consideration in Section II.B. of the Proposing Release.

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adopts a redemption fee to determine, in its judgment, whether a period longer than seven calendar days is necessary or appropriate for the fund to protect shareholders.” Given that the SEC considered and ultimately determined not to impose a maximum holding period, there is nothing in the rule itself or the regulatory history to suggest that there should be a limit on a board’s discretion to apply the fee for an indefinite time period or to otherwise favor a definite but long (e.g., 10 years) time period over an indefinite time period.
Indeed, as required by Rule 22c-2, the Trust’s redemption fee practices reflect the judgment of the Board of Trustees of the Trust (the “Board”) as to what is necessary or appropriate to recoup for a Fund from the costs it may incur as a result of redemptions or to otherwise eliminate or reduce so far as may be practicable any dilution in value for remaining shareholders. These practices are subject to ongoing Board oversight, and are implemented in a way that is well-tailored to their purpose. The Trust’s redemption fees are not designed to be punitive or to generate a windfall for the Funds. The redemption fees reflect market conditions and are utilized when deemed necessary or appropriate to recoup Fund transaction costs incurred as a result of redemptions so as to eliminate or reduce any dilution for remaining shareholders. For example, the Board recently eliminated redemption fees on all of the Trust’s fixed income funds due to improving market conditions. Further, we note that no Fund charges a redemption fee that exceeds the estimated costs associated with meeting redemptions, notwithstanding the fact that Rule 22c-2 permits a redemption fee of up to 2 percent irrespective of whether actual or estimated costs are lower.
For the reasons discussed above, the Trust believes that its use of redemption fees is entirely consistent with Section 22(c) of the 1940 Act and Rule 22c-2 thereunder. We hope this is responsive to your request for additional information. If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7439.
Very truly yours,
/s/ Thomas R. Hiller
Thomas R. Hiller

cc:	J.B. Kittredge, President, GMO Trust
Jason Harrison, Esq.
Sarah Clinton, Esq.